FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.


                             THE SAUDI BRITISH BANK
                        2005 ANNUAL RESULTS - HIGHLIGHTS

- Net profit of SAR2,504 million (US$668 million) for the year ended 31 December 2005 - up SAR858 million (US$229 million) or 52.2 per cent over 2004.

- Customer deposits of SAR48.5 billion (US$12.9 billion) at 31 December 2005 - up SAR3.8 billion (US$1.0 billion) or 8.5 per cent over 31 December 2004.

- Loans and advances to customers of SAR40.8 billion (US$10.9 billion) at 31 December 2005 - up SAR9.2 billion (US$2.5 billion) or 29.1 per cent over 31 December 2004.

- Total assets of SAR65.9 billion (US$17.6 billion) at 31 December 2005 - up SAR8.0 billion (US$2.1 billion) or 13.8 per cent over 31 December 2004.

- Earnings per share of SAR50.09 (US$13.36) for the year ended 31 December 2005
  - up 52.2 per cent from SAR32.92 (US$8.78) over 2004.^

  ^ Net profit and earnings per share for the year ended 31 December 2004 have been restated to reflect the adoption of the revised International Accounting Standard 39 - Financial Instruments: Recognition and Measurement.

                                   Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR2,504 million (US$668 million) for the year ended 31 December 2005. This represents an increase of 52.2 per cent over the SAR1,646 million (US$439 million) earned in 2004. Earnings per share increased to SAR50.09 (US$13.36) compared to SAR32.92 (US$8.78) for the previous year.

Customer deposits increased to SAR48.5 billion (US$12.9 billion) at 31 December 2005 from SAR44.7 billion (US$11.9 billion) at 31 December 2004.

Loans and advances to customers increased to SAR40.8 billion (US$10.9 billion) at 31 December 2005 from SAR31.6 billion (US$8.4 billion) at 31 December 2004.

The bank's investment portfolio totalled SAR16.4 billion (US$4.4 billion) at 31 December 2005, an increase from SAR14.7 billion (US$3.9 billion) at 31 December 2004.

John Coverdale, Managing Director of The Saudi British Bank, said: " SABB has achieved excellent results for 2005 as it was well-positioned to serve its customers during a year of strong economic expansion and stock market performance in Saudi Arabia. In addition to the momentum provided by new product and revenue streams, the bank has maintained a close focus on the core fundamentals of our business and product range to ensure balanced growth.

"All our business and product segments have performed well and carry good momentum into 2006. Credit and investment portfolios are sound and prudently managed. Capital and liquidity remain strong, and we plan to utilise some of our 2005 earnings to further increase our paid-up capital via a bonus share issue. During 2005, the bank has also invested in staffing, technology infrastructure and the improvement of facilities and operational processes to enhance capacity and service levels for future growth.

"Notable among many highlights of 2005 was a credit ratings upgrade from Fitch Ratings, and approval for establishing the first full-service, independent investment bank in Saudi Arabia as a joint venture between SABB and the HSBC Group. I am confident that bank is now very well placed to serve the growing domestic and global needs of our customers.

"The Directors have recommended a final net dividend of SAR5 per share.
The total net dividend for 2005 will amount to SAR15 per share as an interim net dividend of SAR10 per share was paid in July 2005.

"The Directors and management of The Saudi British Bank would like to thank our customers for their continued loyalty and support, and our staff for their dedication and effort in achieving these excellent results."

Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 January 2006